

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2019

Robert A. Berman
Chief Executive Officer
Novume Solutions, Inc.
14420 Albemarle Point Place
Suite 200
Chantilly, VA, 20151

  Re: **Novume Solutions, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2017
       Filed April 12, 2018
       Form 10-Q for the Quarterly Period Ended September 30, 2018
       Filed November 13, 2018
       File No. 001-38338

Dear Mr. Berman:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Telecommunications